WRITER'S DIRECT DIAL
(852) 3551-8690

WRITER'S E-MAIL ADDRESS
ning.zhang@morganlewis.com

April 13, 2022

VIA EDGAR

Ms. Aamira Chaudhry

Mr. Lyn Shenk

Ms. Cara Wirth

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ATA Creativity Global
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 13, 2021
File No. 001-33910_

Ladies and Gentlemen:

On behalf of ATA Creativity Global (the “Company”), set forth below are the Company’s responses to your comment letter dated April 1, 2022 (the “Letter”) with respect to the above-referenced Form 20-F (the “2020 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2021.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in bold and Italic in front of the related response.  All references in the Company’s responses to pages and captioned sections are to the 2020 Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2020 Form 20-F, our October 15, 2021 response to your September 23, 2021 comment letter and our February 22, 2022 response to your February 3, 2022 comment letter.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Louise Liu (New York), Hong Kong

Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Christopher Wells (California), and Ning Zhang (New York)

+852.3551.8500
+852.3006.4346

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

April 13, 2022 - Page 2

Response dated February 22, 2022

General

1.

We note your disclosure in response to comment 1 to our letter dated September 23, 2021. Please revise to specifically state that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors.

As discussed with Ms. Cara Wirth on April 6, 2022, we understand that you are referring to our response to comment 2 in your September 23, 2021 comment letter here.  The Company respectfully advises the Staff that it will revise its disclosure to specifically state that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its PRC subsidiaries. With respect to the business operating entities, the Company responded in the its October 15, 2021 response to your September 23, 2021 comment letter that the Company’s business operations are conducted by its PRC subsidiaries and through contractual arrangements with the VIE, and the Company further clarified in its February 22, 2022 response to your February 3, 2022 comment letter that currently its operations are solely conducted by its PRC subsidiary Huanqiuyimeng and its subsidiaries, and the VIE and its subsidiary Beijing Zhenwu are not engaged in any business operations.  This change is because that the Company initially planned to develop and provide project-based learning services in form of short-term art courses through Beijing Zhenwu at the time of its October 15, 2021 response, but such plan was suspended before any substantial business activity was conducted after further commercial consideration by the time of its February 22, 2022 response. The Company has not conducted any business operations through the VIE or its subsidiary as of the date hereof and will not do so before filing of its 2021 Form 20-F, but may elect to provide some services through the VIE or its subsidiary in the future. Please see below the revised disclosure to be used in the Company’s 2021 Form 20-F, with necessary updates by then, if any:

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our PRC subsidiary Huanqiuyimeng and its subsidiaries. The Company, through its wholly owned subsidiary ACG International Group Limited, or ACGIGL, holds 69.0417% of the equity interests of Huanqiuyimeng. The Company also has the power to direct activities of the VIE through the WFOE and consolidates the VIE into its consolidated financial statements under U.S. GAAP. As of the date of this annual report, the VIE has no business operations of its own, but holds 30.9583% equity interests in Huanqiuyimeng, and 70% equity interests in Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021 for purpose of developing and marketing our project-based learning services in form of short-term art courses but has no business operations as of the date hereof. Other than holding equity interests in Huanqiuyimeng and Beijing Zhenwu, the VIE also holds minority investments in two PRC companies. Notwithstanding the foregoing, as we are currently expanding our online courses and other services, for which an internet content provision license, or ICP license, may be required under PRC law, we may elect to provide such services through the VIE or its subsidiary in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.  The variable interest entity structure is a structure commonly used to provide

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contractual exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the related Chinese operating companies, and investors may never be able to directly hold equity interests in the VIE. This structure involves unique risks to investors and PRC regulatory authorities could disallow this structure, which may result in a material change in our operations and/or value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless.  See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure” for more detailed discussions.

2.

We note your response to comment 4, including that "[i]n the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations." Please undertake to file a consent from your PRC legal counsel pursuant to Part I. Item 10. G. of Form 20-F, or tell us why you are not required to do so.

The Company respectfully advises the Staff that it undertakes to file a consent of its PRC legal counsel as an exhibit to its 2021 Form 20-F pursuant to Part I. Item 10. G. of Form 20-F, which is also attached as Exhibit A to this response for your review.

3.	We note your response to comment 5. Please revise to include the appropriate cross-references to your risk factor summaries in your next response.

The Company respectfully advises the Staff that the Company will include the following summaries of risk factors with cross-references to the more detailed discussions of the related risks in its 2021 Form 20-F, with necessary updates based on the changes of facts or regulations by then, if any:

•

We are a Cayman Islands holding company primarily operating in China through our PRC subsidiaries and may conduct business through the VIE in the future.  Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE.  See “— Risks Relating to Our Corporate Structure — We are a Cayman Islands holding company primarily operating in China through our PRC subsidiaries and may conduct business through the VIE in the future.  Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to variable interest entity structure, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.” for a more detailed discussion.

•

We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may be less effective than direct ownership.  See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.” for a more detailed discussion.

April 13, 2022 - Page 4

•

The shareholders of the VIE may have conflicts of interest with us and may breach the existing contractual arrangements we have with them and the VIE.  See “— Risks Relating to Our Corporate Structure — The shareholders of the VIE may have conflicts of interest with us, and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.” for a more detailed discussion.

•

China’s economic, political and social conditions and changes in any laws and regulations could adversely affect our financial performance.  See “— Risks Relating to Doing Business in the People’s Republic of China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance.” for a more detailed discussion.

•

The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.  See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.” for a more detailed discussion.

•

PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, which may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.  See “— Risks Relating to Doing Business in the People’s Republic of China — PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” for a more detailed discussion.

4.	We note your response to comment 6 and we reissue it as follows:

•

Please revise your disclosure to clearly distinguish between each of the three scenarios. Please ensure that you address the consequences, if any, for you, your subsidiaries, or the VIEs in each scenario. In that light, please revise to use clearly

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stated definitions. For example, where you state that "we and the VIE may be required to obtain additional licenses," please clarify whether "we" is a reference to the parent company, your PRC subsidiaries, or both.

•	Ensure that your disclosure speaks to permissions and approvals required to operate your business as well as permissions and approvals necessary to offer securities to foreign investors.

•	Your disclosure as to required permissions and approvals should not be qualified by materiality. Please make appropriate revisions to your proposed disclosure.

•

Please amend your proposed disclosure to state explicitly whether you have obtained an opinion of counsel with respect to all permissions and approvals necessary to operate your business and offer the securities being registered to foreign investors. If you have not obtained an opinion of counsel, please state that you have not obtained an opinion and explain why.

In light of your comments above, the Company will use the below revised disclosures in its 2021 Form 20-F, with necessary updates based on the changes of facts or regulations by then, if any. Please also note that the Company will define the different entities within the group at the beginning of its 2021 Form 20-F as follows:

•	the “Company” refers to ATA Creativity Global, formerly known as ATA Inc.
•	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.
•

“we”, “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires. On August 16, 2018, we completed the sale of ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, and its subsidiaries as well as ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, which were former subsidiaries of the Company incorporated under the laws of China and holding companies of ATA Online (collectively referred to as the “ATA Online Business”). After the completion of such sale of the ATA Online Business, the Company’s subsidiaries no longer include ATA Online and its direct shareholding companies, ATA Learning and Zhongxiao Zhixing. In 2019, we and the VIE completed the acquisition of 100% equity interests in Beijing Huanqiuyimeng Education Consultation Corp., or Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study (the “Huanqiuyimeng Acquisition”). After the completion of the Huanqiuyimeng Acquisition, the Company’s subsidiaries include Huanqiuyimeng and its subsidiaries.

•	the “WFOE” refers to ATA Education Technology (Beijing) Limited, formerly known as ATA Testing Authority (Beijing) Limited.

Government Regulations and Permissions

As of the date hereof, we believe that the Company, its subsidiaries and the VIE have received all requisite permissions and approvals from the PRC government authorities

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to operate their business in the PRC and offer securities to foreign investors, and no permissions or approvals have been denied. We have obtained an opinion from Jincheng Tongda & Neal Law Firm, our PRC legal counsel, with respect to all permissions and approvals necessary to operate our business in the PRC and offer the securities being registered to foreign investors (which is attached as Exhibit B to this response for your review). However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.

Below is a table summarizing (i) all permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in the PRC as of the date hereof; (ii) permissions and approvals which we may inadvertently conclude are not required, and (iii) permissions and approvals that are not required as of the date hereof but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations, based on information available to the Company.

	Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in the PRC	Business License	PRC subsidiaries of the Company and the VIE	Not applicable as all entities required to obtain such permissions have obtained such permissions.
	Registration and Filing of Foreign-invested Enterprises	The WFOE and Huanqiuyimeng
Permissions and approvals which we may inadvertently conclude are not required	Operating Permit for Private School (see below for more detailed discussion)

Qingdao Haili Education Consultation Co., Ltd. has obtained an Operating Permit for Private School for our training center in Qingdao. Other than that, none of our training centers have obtained an Operating Permit for Private School

Our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations, which could materially and adversely affect our business, results of operations, financial condition, and the value of our ADSs.

	Travel Agency Business License (see below for more detailed discussion)	None

Our PRC subsidiaries engaged in research-based learning services may be subject to non-compliance rectification order, confiscation of illegal income from such business, or fines, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

	ICP license (see below for more detailed discussion)	The VIE

Our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal income from such business, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

Permissions and approvals that are not required but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations	Filing with the CSRC under the Overseas Offering and Listing Regulations Drafts (see below for more detailed discussion)	Not applicable

The PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the regulators, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

	Cybersecurity review clearance (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

	Security Assessment of Cross-border Transfer of Personal Information/ Personal Information Protection Certification	Not applicable

The Company, its subsidiaries and the VIE may be subject to non-compliance rectification order, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

	Clearance under the Draft Confidentiality Provisions (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Potential permissions and approvals for business operations

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Operating Permit for Private School

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education newly promulgated by the State Council on April 7, 2021 which became effective since September 1, 2021 (the “Amended Implementation Rules”), private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date hereof, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits, and there is no implementing rules that require private education institutions focusing on art or other non-academic cultural education to obtain private school operating permits. To date, our PRC subsidiaries operating our training centers have not received any notifications which requires them to obtain private school operating permits. However, since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain private school operating permits by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules. To date, only one of our training centers in Qingdao has obtained private school operating permit. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

Operating Permit for Travel-related Activity

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limit to arranging for

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transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to our research-based learning services, our PRC subsidiaries cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which requires them to obtain travel agency permit.  If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines to such PRC subsidiaries.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

ICP license

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC.  According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), the provision of most of value-added telecommunications services (including information services) falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.  Since the outbreak of the COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third party online platforms. To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license.  However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do.  If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant business. If the ICP license is required in the future or we choose to provide

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information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements.

Potential Permissions and Approvals for offering securities to foreign investors

The Crackdown Opinion

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, or the Crackdown Opinions.  The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies.  The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.  As of the date hereof, we believe the permission and approval of the China Securities Regulatory Commission, or CSRC, is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the Crackdown Opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all.  If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless.

Filing with the CSRC under the Overseas Offering and Listing Regulations Drafts

Further to the Crackdown opinion, on December 24, 2021, the CSRC published Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Offering and Listing Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Registration Measures”, and collectively with the Draft Overseas Offering and Listing Provisions, the “Overseas Offering and Listing Regulations Drafts”), which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and in the event any listing or issuance of securities falls under such definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. As of the date hereof, the Company, its subsidiaries and the VIE are not required to make filings with or obtain approval from CSRC in order to maintain the listing status of our common shares on Nasdaq or to conduct offerings of securities as the Offering and Listing Regulations Drafts have not been issued and taken effect. It is uncertain when the final regulations of the Overseas Offering and Listing Regulations Drafts will be issued and take effect, and how they will be enacted,

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interpreted or implemented. We cannot assure you that the Company, its subsidiaries and the VIE will not in the future be required to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our common shares on Nasdaq or to conduct offerings of securities in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approvals from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the regulators, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, pursuant to which, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange, shall be subject to the cybersecurity review by the CAC.  We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.  However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.  If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date hereof, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities

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requiring us to go through cybersecurity review by the CAC. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.  Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Security Assessment of Cross-border Transfer of Personal Information/Personal Information Protection Certification

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021, pursuant to which, the personal information processor, where it is necessary to transfer personal information out of the PRC for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of the PRC, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. As of the date hereof, the amount of personal information transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment.  As the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification or formulated a standard model contract with overseas recipients, the Company, its subsidiaries and the VIE would not have any access to complete the personal information protection certification or enter into standard model contracts with overseas recipients as of the date hereof. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment or personal information protection certification, we will face uncertainty as to whether any required actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

April 13, 2022 - Page 12

Clearance under the Draft Confidentiality Provisions

On April 2, 2022, the CSRC published Provisions on Strengthening the Relevant Confidentiality and Archives Management Work Relating to the Overseas Issuance of Securities and Listing of Domestic Enterprises (Draft for Comments) (the “Draft Confidentiality Provisions”). According to the Draft Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Draft Confidentiality Provisions.  Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities. As of the date hereof, the Draft Confidentiality Provisions has not been officially issued and taken effect. It is uncertain when the final regulations of the Draft Confidentiality Provisions will be officially issued and take effect, and how it will be enacted, interpreted or implemented.  We believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Draft Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities.  As of the date hereof, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the forgoing approval or complete any of the forgoing procedures.  However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

April 13, 2022 - Page 13

5.

We note your response to comment 7. Where certain numbers are "included in" or "eliminated from" the condensed consolidating schedule and the consolidated financial statements, please revise to include footnotes in the condensed consolidating schedule and consolidated financial statements that make note of the applicable amounts. Also, in an appropriate place in this discussion, revise to disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the PRC government.

In light of your comment above, the Company revised the condensed consolidating schedule depicting the consolidated cash flows as below to include the footnotes making note of the applicable amounts. No additional footnote was included in the consolidated financial statements because the Company believes that the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	Year Ended December 31,
	2020
	The Company		Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB		RMB		RMB	RMB		RMB
Net cash used in operating activities	(10,150,979)		(17,256,377)		(466,004)	—		(27,873,360)
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—		—		(15,000,000)	—		(15,000,000)
Cash lent to inter-companies	(72,794,230)		(15,122,000)	(1)	—	87,916,230		—
Other cash movements	3,804,240	(2)	(4,090,428)	(3)	—	(3,804,240)		(4,090,428)
Net cash used in investing activities	(68,989,990)		(19,212,428)		(15,000,000)	84,111,990	(4)	(19,090,428)
Cash flows from financing activities:
Cash received from short-term loans	—		19,618,000		—	—		19,618,000
Repayment of short-term loans	—		(17,808,000)		—	—		(17,808,000)
Cash received from inter-companies	—		72,794,230	(1)	15,122,000	(87,916,230)		—
Other cash movements	4,527,401	(5)	(3,838,047)	(2)	—	3,804,240		4,493,594
Net cash provided by financing activities	4,527,401		70,766,183		15,122,000	(84,111,990)	(4)	6,303,594
Effect of foreign currency exchange rate changes on cash	(895,932)		81,801		—	—		(814,131)
Net increase (decrease) in cash and cash equivalents	(75,509,500)		34,379,179		(344,004)	—		(41,474,325)

April 13, 2022 - Page 14

Cash and cash equivalents at the beginning of the year	77,996,136	75,766,500	435,122	—	154,197,758
Cash and cash equivalents at the end of the year	2,486,636	110,145,679	91,118	—	112,723,433

	Year Ended December 31,
	2019
	The Company	Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(4,797,830)	(51,637,369)		(1,441,360)	—		(57,876,559)
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—	36,929,271		(71,483,973)	—		(34,554,702)
Cash repayment received from inter-companies	—	28,000,000		—	(28,000,000)		—
Cash lent to inter-companies	—	(42,000,000)	(6)	—	42,000,000		—
Cash lent to nominee shareholders of the VIE	—	(40,000,000)		—	40,000,000		—
Other cash movements	4,894,197	(1,275,916)		(6,008,900)	—		(2,390,619)
Net cash provided by (used in) investing activities	4,894,197	(18,346,645)		(77,492,873)	54,000,000	(4)	(36,945,321)
Cash flows from financing activities:
Cash received upon private placement	61,693,192	—		—	—		61,693,192
Cash repaid to inter-companies	—	—		(28,000,000)	28,000,000		—
Cash received from inter-companies	—	—	(6)	42,000,000	(42,000,000)		—
Cash received from nominee shareholders of the VIE	—	—		40,000,000	(40,000,000)		—
Other cash movements	—	(4,126,723)		—	—		(4,126,723)
Net cash provided by (used in) financing activities	61,693,192	(4,126,723)		54,000,000	(54,000,000)	(4)	57,566,469
Effect of foreign currency exchange rate changes on cash	810,196	56,631		—	—		866,827
Net increase (decrease) in cash and cash equivalents	62,599,755	(74,054,106)		(24,934,233)	—		(36,388,584)
Cash and cash equivalents at the beginning of the year	15,396,381	149,820,606		25,369,355	—		190,586,342
Cash and cash equivalents at the end of the year	77,996,136	75,766,500		435,122	—		154,197,758

Year Ended December 31,

April 13, 2022 - Page 15

	2018
	The Company		Subsidiaries of the Company		VIE		Elimination adjustments		Consolidated
	RMB		RMB		RMB		RMB		RMB
Net cash used in operating activities	(29,996,291)		(282,457,869)		(172,145)		—		(312,626,305)
Cash flows from investing activities:
Proceeds from disposal of discontinued operations, net of cash disposed in the amount of RMB147,738,996	—		1,223,119,391		—		—		1,223,119,391
Cash received from inter-companies	1,001,941,215	(7)	—		—		(1,001,941,215)		—
Cash lent to inter-companies	—		(28,000,000)		—		28,000,000		—
Cash lent to nominee shareholders of the VIE	—		(10,000,000)		—		10,000,000		—
Loan lent to Beijing Biztour	(13,745,856)		—		—		—		(13,745,856)
Other cash movements	—		4,820,679	(8)	(12,458,500)	(8)	—		(7,637,821)
Net cash provided by (used in) investing activities	988,195,359		1,189,940,070		(12,458,500)		(963,941,215)	(4)	1,201,735,714
Cash flows from financing activities:
Cash received from short-term loans	—		15,000,000		—		—		15,000,000
Repayment of short-term loans	—		(15,000,000)		—		—		(15,000,000)
Special cash dividend	(946,611,803)	(9)	—		—		—		(946,611,803)
Cash repaid to inter-companies	—		(1,001,941,215)	(7)	—		1,001,941,215		—
Cash received from inter-companies	—		—		28,000,000		(28,000,000)		—
Cash received from nominee shareholders of the VIE	—		—		10,000,000		(10,000,000)		—
Other cash movements	1,433,441		(4,715,627)		—		—		(3,282,186)
Net cash provided by (used in) financing activities	(945,178,362)		(1,006,656,842)		38,000,000		963,941,215	(4)	(949,893,989)
Effect of foreign currency exchange rate changes on cash	568,046		(5,288,066)		—		—		(4,720,020)
Net increase (decrease) in cash and cash equivalents	13,588,752		(104,462,707)		25,369,355		—		(65,504,600)
Cash and cash equivalents at the beginning of the year	1,807,629		254,283,313		—		—		256,090,942
Cash and cash equivalents at the end of the year	15,396,381		149,820,606		25,369,355		—		190,586,342

April 13, 2022 - Page 16

(1)

For the fiscal year ended December 31, 2020, ATA BVI, a subsidiary of the Company, made capital contribution of US$5.0 million to its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of "Subsidiaries of the Company".

(2)	Includes the RMB3.8 million the Company received from its subsidiaries as repayment of financial support from the Company, which was eliminated as intercompany transaction upon consolidation.
(3)

Includes the RMB5.0 million loan repayment made by the prior nominee shareholder Mr. Haichang Xiong to the WFOE, offset by the RMB5.0 million loan the WFOE provided to the new nominee shareholder Mr. Jun Zhang in relation to his acquisition of the 10% equity shares in the VIE.

(4)

Eliminated the amounts of cash inflows or outflows among the Company, subsidiaries of the Company and the VIE, mainly comprised of (i) loans provided by the Company to its subsidiaries and by the subsidiaries of the Company to the VIE, netting off by repayments; (ii) dividends distributed by subsidiaries to the Company; (iii) loans provided by the WFOE to the nominee shareholders of the VIE as capital contribution, and (iv) cash consideration payment made by the VIE to the WFOE in relation to the transfer of equity interests in a long-term investment in GlobalWisdom.

(5)	Includes the cash inflow of US$1.2 million the Company received from new investors through a private placement.
(6)

For the fiscal year ended December 31, 2019, ATA BVI provided a loan of US$2.0 million to its subsidiaries. This transaction was eliminated as intercompany transaction upon preparation of the consolidated information presented under the column of "Subsidiaries of the Company".

(7)

Represents the cash received from (i) the earnings distributed from subsidiaries of the Company amounting to US$55.0 million, which was comprised of dividends of RMB261.6 million, net of withholding taxes of RMB26.16 million, amounting to cash flow of RMB235.44 million, that ATA Learning, a subsidiary of the Company, has distributed to the Company through ATA BVI, and dividends of US$18.3 million Xing Wei, a subsidiary of the Company, has distributed to the Company, and (ii) the cash consideration of US$102.0 million received in connection with the ATA Online Sale Transaction. These transactions were eliminated upon consolidation as intercompany transactions.

(8)	Includes the cash consideration of RMB12.45 million for equity interests in GlobalWisdom the WFOE used to possess and transferred to the VIE.
(9)	Represents cash dividends of US$137.7 million the Company paid to its investors.

April 13, 2022 - Page 17

The Company also revised its response to comment 7 in your February 3, 2022 comment letter as below to include (i) the required disclosure that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on our PRC subsidiaries and the VIE by the PRC government, and (ii) cross references to the foregoing footnotes newly added to the Condensed Cash Flow Schedule. Changes (except for minor wording adjustments) compared to the Company’s response to comment 7 in your February 3, 2022 comment letter are underlined for the ease of your review.

(a)Description of how cash is transferred through our organization

We adopt a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries or cash paid by the VIE under the VIE arrangement for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our PRC subsidiaries or the VIE.  Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained.  See “—(e) Restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Restrictions and limitations on our ability to distribute earnings from our businesses.” for more detailed discussions.

The Company may transfer funds to ATA BVI, Xing Wei and ACGIGL through capital contribution into or a shareholder loan to such subsidiaries respectively. ATA BVI and ACGIGL may transfer funds through capital contribution into or a shareholder loan to the WFOE and Huanqiuyimeng respectively.  The WFOE and Huanqiuyimeng may transfer funds to their respective subsidiaries through capital contribution into or a shareholder loan to them.  The WFOE provides services including comprehensive business support, technical services, and consultancy in exchange for service fees from the VIE.  The WFOE may also provide loans to the VIE, subject to statutory limits and restrictions. In addition, the VIE may also receive dividends from its subsidiaries or investing companies, including Huanqiuyimeng, Beijing Zhenwu, and others.

The following diagram illustrates the typical fund flow through our organization (including the VIE).

April 13, 2022 - Page 18

(b)Cash flow and assets transfer between the Company, its subsidiaries, and the VIE

The cash inflows of the Company for the year ended December 31, 2018 were primarily received from the earnings distributed from its subsidiaries amounting to US$55.0 million and cash consideration of US$102.0 million received in connection with the ATA Online Sale Transaction, among which US$137.7 million was paid to the Company’s investors as dividends with the rest being remained in the Company to support its operations. See line items of “Cash flows from investing activities - Cash received from inter-companies”, “Cash flows from financing activities - Cash repaid to inter-companies” and “Cash flows from financing activities - Special cash dividend” in the Company’s condensed consolidating schedule depicting the consolidated cash flows (“Condensed Cash Flow Schedule”) for fiscal year 2018 and notes 7 and 9 thereto, and the line item of “Cash flows from financing activities - Special cash dividend” in the Company’s consolidated statements of cash flows for fiscal year 2018. For the year ended December 31, 2019, the Company received cash inflows of US$8.9 million in December 2019 from new investors through a private placement. See line item of “Cash flows from financing activities - Cash received upon private placement” in the Condensed Cash Flow Schedule for fiscal year 2019, and the Company’s consolidated statements of cash flows for fiscal year 2019. For the year ended December 31, 2020, the Company received cash inflows of US$1.2 million in April 2020 from new investors through a private placement.  See line item of “Cash

April 13, 2022 - Page 19

flows from financing activities - Other cash movements” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 5 thereto, and line item of “Cash flows from financing activities - Cash received upon private placement” in the Company’s consolidated statements of cash flows for fiscal year 2020.

Cash is transferred from the Company to its subsidiaries through shareholder loan and capital contribution. For the year ended December 31, 2019, ATA BVI, a subsidiary of the Company provided a loan of US$2.0 million to its subsidiaries.  These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of "Subsidiaries of the Company" of the Condensed Cash Flow Schedule for fiscal year 2019. See note 6 to the Condensed Cash Flow Schedule for fiscal year 2019.  For the year ended December 31, 2020, ATA BVI made capital contribution of US$5.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of "Subsidiaries of the Company" of the Condensed Cash Flow Schedule for fiscal year 2020. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2020.

For the year ended December 31, 2020, the Company transferred RMB72.8 million, primarily the proceeds it received from the private placement, to its subsidiaries in support of their operations. See line items of “Cash flows from investing activities - Cash lent to inter-companies” and “Cash flows from financing activities - Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020. The Company also received RMB3.8 million from its subsidiaries as repayment of financial support from the Company. See line items of “Cash flows from investing activities/financing activities - Other cash movements” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 2 thereto. (Note: this transfer of RMB3.8 million was inadvertently omitted in our prior responses and is newly added in this revised response).

To date, we and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. We and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the years ended December 31, 2018, 2019 and 2020, due to the fact that the VIE did not provide material services, the VIE did not generate material cash inflows from the delivery of services, and its cash inflows were primarily provided via loan arrangement from subsidiaries of the Company. For the year ended December 31, 2018, the VIE borrowed RMB28.0 million, which was repaid in full in 2019. For the years ended December 31, 2019 and 2020, the VIE borrowed RMB42.0 million and RMB15.1 million from subsidiaries of the Company respectively. See line items of “Cash flows from investing activities - Cash lent to inter-companies/ Cash repayment received from inter-companies” and “Cash flows from financing activities - Cash received from inter-companies/ Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2018, 2019 and 2020. As of December 31, 2020, the outstanding payables due to subsidiaries of the Company was RMB57.1 million and was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2020. These cash flows were classified as the Company’s subsidiaries investing activities and financing activities of the VIE, respectively.

April 13, 2022 - Page 20

For the year ended December 31, 2018, the WFOE transferred its long-term investment in Beijing GlobalWisdom Information Technology Co., Ltd (“GlobalWisdom”) to the VIE for a consideration of RMB12.45 million and the VIE transferred cash consideration to the WFOE in the amount of RMB12.45 million. See line item of “Cash flows from investing activities - Other cash movements” in the Condensed Cash Flow Schedule for fiscal year 2018 and note 8 thereto.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. See line item of “Cash flows from investing activities - Cash lent to nominee shareholders of consolidated VIE” and “Cash flows from financing activities - Cash received from nominee shareholders of consolidated VIE” in the Condensed Cash Flow Schedule for fiscal year 2018.

In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. See the line items of “Cash flows from investing activities - Cash lent to nominee shareholders of consolidated VIE” and “Cash flows from financing activities - Cash received from nominee shareholders of consolidated VIE” in the Condensed Cash Flow Schedule for fiscal year 2019.

In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company) and paid back the entire RMB5.0 million loan to the WFOE.  The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. See line item of “Cash flows from investing activities - Other cash movements” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 3 thereto. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2020, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB 45.0 million and RMB 5.0 million respectively were recorded as the receivables due from related parties for VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2020.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2018, 2019 and 2020.

(c)Dividends or distributions made to the Company and tax consequences thereof

In connection with the ATA Online Sale Transaction, the Company’s former wholly owned subsidiary of ATA Learning has distributed a total of RMB261.6 million dividend to the Company through ATA BVI in July 2018. The dividends were mainly paid out of the proceeds received from the sale of the ATA Online Business. According to relevant PRC tax rules, 10% withholding tax was imposed on any dividends or distributions made across border outbound for PRC entities. Therefore, RMB26.2 million withholding tax in relation to this dividend distribution was paid to tax authority in China. See line item of “Cash flows from investing activities - Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2018 and note 7 thereto. The Company’s wholly owned Hong Kong subsidiary Xing Wei has distributed a total of US$18.3 million to the Company in August 2018. The dividends were mainly paid out of the proceeds Xing Wei received from the sale of the ATA Online Business. No taxes were imposed for such distribution of earnings per laws of Hong Kong. See line item of “Cash flows from investing activities - Cash received from inter-companies” in the

April 13, 2022 - Page 21

Condensed Cash Flow Schedule for fiscal year 2018 and note 7 thereto.

Other than the foregoing, the Company’s current subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2018, 2019 and 2020. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”  If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

(d)Dividends or distributions made to the U.S. investors and tax consequences thereof

On August 8, 2018, the Company declared a special cash dividend of US$3.00 per common share, or US$6.00 per ADS in connection with the final closing of the sale of the ATA Online Business.  The total amount of cash dividend distributed was approximately US$137.3 million, which was paid on August 24, 2018 out of the proceeds we received from the sale of the ATA Online Business to all shareholders of records as of the close of business on August 20, 2018. No taxes were imposed per laws and tax rules of Cayman Islands. US Investors who received the dividends will need to include the dividends in filing their tax returns respectively. See line item of “Cash flows from financing activities - Special cash dividend” in the Condensed Cash Flow Schedule for fiscal year 2018 and note 9 thereto, and the line item of “Cash flows from financing activities - Special cash dividend” in the Company’s consolidated statements of cash flows for fiscal year 2018. The Company did not make any dividends or distributions to its shareholders in the fiscal years ended 2018, 2019 and 2020 after August 8, 2018. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Under the current laws of Cayman Islands, no Cayman Islands withholding tax is imposed upon any payments of dividends by the Company. However, if the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company

April 13, 2022 - Page 22

to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D.— Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that the Company makes to investors with respect to our ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  See “Item 10.E. Taxation — United States Federal Income Taxation.”

(e) Restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Restrictions and limitations on our ability to distribute earnings from our businesses

We are a Cayman Islands holding company with operations conducted by our PRC subsidiary Huanqiuyimeng and its subsidiaries, and we may elect to provide such services through the VIE in the future.  Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE.

If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company.  If any of our PRC subsidiaries or the VIE is unable to receive all or majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE as long as certain procedural requirements are met.  Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this

April 13, 2022 - Page 23

occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans.

Also, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP.  Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital.  Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  See “Item 3.D. Risk factors - Risks Relating to Regulations of Our Business - Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE.  The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements.  See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.

***

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +852-3551-8690, or by email at ning.zhang@morganlewis.com.

Sincerely,

/s/ Ning Zhang

Mr. Ning Zhang

of Morgan, Lewis & Bockius LLP

cc:Ms. Amy Tung

ATA Creativity Global

Mr. Max Ma

KPMG Huazhen LLP

April 13, 2022 - Page 24

Exhibit A

Consent of Jincheng Tongda & Neal

JINCHENG TONGDA & NEAL

10th Floor, China World Tower A, No. 1 Jianguo Menwai Avenue,

Chaoyang District, Beijing, 100004, PRC
Tel: (8610) 5706 8585; Fax: (8610) 8515 0267

ATA Creativity Global

1/F East Gate, Bldg. No.2, Jian Wai Soho

No.39 Dong San Huan Zhong Road,

Chao Yang District, Beijing, 100022

Ladies and Gentlemen:

We have acted as legal advisors as to the laws of the People’s Republic of China to ATA Creativity Global (the “Company”), in connection with the filing by the Company with the United States Securities and Exchange Commission of an annual report on Form 20-F for the fiscal year ended December 31, 2021.

We hereby consent to the use of our name under “Item 3. Key Information — Government Regulations and Permissions”, “Item 3. Key Information — D. Risk Factors”, “Item 4. Information on the Company — A. History and Development of the Company” and “Item 8. Financial Information — A. Consolidated statements and other financial information” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Yours sincerely,

/s/Peng Jun
Peng Jun
Partner
Jincheng Tongda & Neal

April 13, 2022 - Page 25

Exhibit B

Opinion of Jincheng Tongda & Neal

ATA Creativity Global

1/F East Gate, Bldg. No.2, Jian Wai Soho

No.39 Dong San Huan Zhong Road,

Chao Yang District, Beijing, 100022

Re: ATA Creativity Global

April 13, 2022

Dear Sirs,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this legal opinion (the “Opinion”), excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan), and as such are qualified to issue legal opinions on the PRC laws, regulations or rules.

We are acting as the PRC counsel for ATA Creativity Global, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), in connection with its response (the “Response”) to the comment letter from the U.S. Securities and Exchange Commission dated April 1, 2022 and its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2021 to be filed with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In rendering this Opinion, we have examined the originals or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by Governmental Agencies (as defined below) in the PRC, by officers of the Company, and/or by the Group Companies (as defined below) and other instruments (the “Documents”) as we have considered necessary, advisable or desirable for the purpose of rendering this Opinion.

This Opinion is rendered on the basis of Company’s introductions of its business operations where certain facts were not or may not be possible to be independently established by us, and we have relied upon certificates, statements or representations issued or made by relevant Governmental Agencies and the appropriate representatives of the Group Companies (as defined below) with the proper powers and functions.

In our examination of the Documents and for purpose of rendering this Opinion, we have assumed without further inquiry: (A) the genuineness of all signatures, seals and chops, and the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies; (B) the Documents as submitted to us remain in full force and effect up to the date of this Opinion, and have not been revoked, amended, revised, modified or supplemented except as otherwise indicated in such Documents; (C) the truthfulness, accuracy, fairness and completeness of Documents as well as all factual statements in the Documents; (D) that all information provided to us by the Company in response to our inquiries for the purpose of this Opinion is true, accurate, complete and not misleading and that the Company has not withheld anything that, if

April 13, 2022 - Page 26

disclosed to us, would reasonably cause us to alter this Opinion in whole or in part; (E) that all parties have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; (F) that all parties have duly executed, delivered, performed, and will duly perform their obligations under the Documents to which they are parties; and (G) the truthfulness, accuracy, fairness and completeness of Company’s introductions of Company’s business operation.

This Opinion is rendered on the basis of the PRC Laws effective as at the date hereof. We do not purport to be an expert on, generally familiar with, or qualified to express legal opinions based on, any laws other than the PRC Laws. Accordingly, we express no opinion on the laws of any jurisdiction other than the PRC. Furthermore, there is no guarantee that any such PRC Laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect. Besides, there is no guarantee that any Governmental Agency would have the same interpretation or understanding as the interpretation or understanding we have about the relevant PRC Laws.

The following capitalized terms as used in this Opinion are defined as follows, and other capitalized terms used in this Opinion but not otherwise defined herein have the meaning ascribed to them in the Response.

“ACGIGL”	means ACG International Group Limited, a company incorporated under the laws of British Virgin Islands.

“ATA BVI”	means ATA Testing Authority (Holdings) Limited, a company incorporated under the laws of British Virgin Islands.

“Beijing Zhenwu”	means Beijing Zhenwu Technology Development Co., Ltd., a company incorporated under the PRC Laws.

“CAC”	means the Cyberspace Administration of China.

“CSRC”	means the China Securities Regulatory Commission.

“Governmental Agency”	means any competent government authorities or regulatory bodies of the PRC.

“Group Companies”	means the Company, the Subsidiaries, the VIE and Beijing Zhenwu.

“Huanqiuyimeng”	means Beijing Huanqiuyimeng Education Consultation Corp., a company incorporated under the PRC Laws.

“PRC Laws”	means any and all laws, regulations, statutes, rules, decrees, notices and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Subsidiaries”	means the WFOE, Huanqiuyimeng and other entities that are controlled directly or indirectly by any of the foregoing, excluding the VIE and Beijing Zhenwu.

“Subsidiaries”	means ATA BVI, Xing Wei, ACGIGL, the WFOE, Huanqiuyimeng and other entities that are controlled directly or indirectly by any of the foregoing, excluding the VIE and Beijing Zhenwu.

April 13, 2022 - Page 27

“VIE”	means ATA Intelligent Learning (Beijing) Technology Limited, a company incorporated under the PRC Laws.

“WFOE”	means ATA Education Technology (Beijing) Limited (formerly named as ATA Testing Authority (Beijing) Limited), a company incorporated under the PRC Laws.

“Xing Wei”	means Xing Wei Institute (Hong Kong) Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region.

Based on the foregoing, unless otherwise stated in this Opinion, after our due inquiry, we are of the opinion that, as of the date hereof, the Group Companies have received all requisite permissions and approvals from the Governmental Agencies for their business operations in the PRC and offering securities to foreign investors, and no permissions or approvals have been denied. However, (i) as PRC Laws with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local Governmental Agencies, the Group Companies may inadvertently conclude that certain licenses and permissions are not required but such licenses and permissions may later be required by local Governmental Agencies; and (ii) in addition, if applicable laws, regulations or interpretations change, the Group Companies may be required to obtain additional licenses, each as further detailed below:

1.

Permissions and approvals which are required. We are of the opinion that, the Group Companies are required to obtain the following permissions and approvals for their business operations in the PRC and such permissions and approvals have been obtained as of the date hereof and none of them has been denied: (A) Business Licenses, obtained by each of the PRC Subsidiaries, the VIE and Beijing Zhenwu, and (B) Registration and Filing of Foreign-invested Enterprises, obtained by each of the WFOE and Huanqiuyimeng.

2.

Permissions and approvals which may be inadvertently concluded not required. We are of the opinion that, as of the date hereof, (A) Operating Permit for Private School, (B) Travel Agency Business License, and (C) Internet Content Provision License (the “ICP License”), are not required under current interpretation of PRC Laws for Group Companies’ business operations in the PRC, but may be considered as required by relevant Governmental Agencies.

(A)

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education newly promulgated by the State Council on April 7, 2021, which became effective on September 1, 2021, private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education

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Law generally states that private education institutions are also included in the category of “private schools”, as of the date hereof, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits, and there is no implementing rules that require private education institutions focusing on art or other non-academic cultural education to obtain private school operating permits. To date, only one of the training centers in Qingdao has obtained private school operating permit. In the event that relevant Governmental Agencies consider that the Operating Permit for Private School is required, the Group Companies’ training centers which fail to obtain such permit may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the Governmental Agencies, the Group Companies’ training centers which fail to obtain such permit may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations.

(B)

According to the Tourism Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 26, 2018, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit. According to the Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to the research-based learning services provided by the PRC Subsidiaries, the PRC Subsidiaries cooperate with third party travel agencies which have travel agency permits for the educational travel activities, such as accommodation and tour guiding. However, in the event that relevant Governmental Agencies consider that the Travel Agency Business License is required, as a result of the failure to obtain such license, the PRC Subsidiaries engaged in travel-related activities may be subject to the order to rectify the non-compliance, confiscation of illegal income from such business, or fines.

(C)	According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000, which was amended

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on January 8, 2011, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. Since the outbreak of the COVID-19, the PRC Subsidiaries have shifted some of their offline courses to online courses and provided such online courses to their students through online platforms of third party IT service providers. We are of the opinion that the PRC Subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third party online platforms. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), the provision of Internet information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. To date, none of the PRC Subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license. In the event that relevant Governmental Agencies consider that the ICP License is required, as a result of the failure to obtain such license, the PRC Subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the Governmental Agencies, may be ordered to suspend business for rectification.

3.

Permissions and approvals which are not required as of now, but may be required in the future due to changes or passing of applicable laws, regulations, or interpretations. We are of the opinion that, the following permissions and approvals are not required as of the date hereof but may be required in the future due to changes or passing of applicable laws, regulations, or interpretations in the future: (A) Filing with CSRC under the Overseas Offering and Listing Regulations Drafts, (B) Cybersecurity Review Clearance, (C) Security Assessment of Cross-border Transfer of Personal Information/Personal Information Protection Certification, and (D) Clearance under the Draft Confidentiality Provisions.

(A)

On December 24, 2021, the CSRC published Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Offering and Listing Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Registration Measures”, and collectively with the Draft Overseas Offering and Listing Provisions, the “Overseas Offering and Listing Regulations Drafts”), which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and in the event any listing or issuance of securities falls under such definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its

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initial public offering or any offerings after the initial public offering. It is still uncertain when the final regulations of the Overseas Offering and Listing Regulations Drafts will be issued and take effect, and how they will be enacted, interpreted or implemented. In the event that Draft Registration Measures are issued in its current form and it is determined that the Group Companies are required to make filings with or obtain approvals from the CSRC or any other Governmental Agency but fail to make such filings or obtain such approvals timely or at all, the PRC Subsidiaries or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the Governmental Agencies, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses.

(B)

According to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) promulgated by the CAC on December 28, 2021, which became effective on February 15, 2022, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange, shall be subject to the cybersecurity review by the CAC. Given that the Group Companies do not possess a large amount of personal information in their business operations, and data processed in their business does not have a bearing on national security and thus may not be classified as core or important data by the Governmental Agencies, we are of the opinion that the Group Companies would not be subject to the cybersecurity review by the CAC in accordance with Cybersecurity Review Measures. However, if the relevant laws, regulations or interpretations change in the future and the Group Companies are subject to mandatory cybersecurity review and other specific actions required by the CAC, the Group Companies will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Group Companies may be required to suspend relevant business, shut down relevant website, or face other penalties.

(C)

According to the Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress on August 20, 2021, which took effect on November 1, 2021, the personal information processor, where it is necessary to transfer personal information out of the PRC for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. As of the date

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hereof, the amount of personal information transmitted by the Group Companies across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment. As the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification or formulated a standard model contract with overseas recipients, the Group Companies would not have any access to complete the personal information protection certification or enter into standard model contracts with overseas recipients as of the date hereof. However, if the relevant laws, regulations or interpretations change in the future and the Group Companies are subject to security assessment of cross-border transfer of personal information or personal information protection certification, the Group Companies will face uncertainty as to whether any required actions can be timely completed, or at all.  If not, the Group Companies may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses.

(D)

On April 2, 2022, the CSRC published Provisions on Strengthening the Relevant Confidentiality and Archives Management Work Relating to the Overseas Issuance of Securities and Listing of Domestic Enterprises (Draft for Comments) (the “Draft Confidentiality Provisions”). According to the Draft Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Draft Confidentiality Provisions. Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities.  As of the date hereof, the Draft Confidentiality Provisions has not been officially issued and taken effect. It is uncertain when the final regulations of the Draft Confidentiality Provisions will be officially issued and take effect, and how it will be enacted, interpreted or implemented.  We believe the Group Companies would not be subject to clearance under the Draft Confidentiality Provisions as the Group Companies do not possess any document or file that involves state secrets or work secrets of the authorities. However, if the relevant laws, regulations or interpretations change in the future and the Group Companies are subject to the clearance under the Draft Confidentiality Provisions, the Group Companies will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all.  If not, the Group Companies may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties.

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This Opinion is rendered to the Company and is intended to be used in the context which is specifically referred to herein and solely for the benefit of the Company in connection with the Response and the Annual Report, and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the filling of this Opinion with the U.S. Securities and Exchange Commission as an exhibit to the Response and to the use of and references to our name and this Opinion and its contents under the sections headed “Government Regulations and Permissions” of the Annual Report.

/s/Peng Jun
Peng Jun
Partner
Jincheng Tongda & Neal